Exhibit 99.128

CANOPY GROWTH ENTERS AGREEMENT TO ACQUIRE OUTSTANDING
SHARES IN BC TWEED JOINT VENTURE
MAY 14, 2018

SMITHS FALLS, ON – Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX: WEED) is pleased to announce that it has entered into a non-binding agreement (the “Agreement”) to purchase, subject to certain conditions, the remaining 33% stake of BC Tweed Joint Venture Inc. (“BC Tweed”) not currently owned by the Company. The consolidation of the two largest licensed cannabis facilities in the world into full Canopy Growth ownership cements the Company’s commitment to shareholder value through scale production.

Canopy Growth, upon closing of the transaction, will issue up to $374 million worth of shares in the Company, subject to the satisfaction of certain conditions, to the minority shareholders of BC Tweed (the “Operators”). Payments are milestone-based and will be released over four years based upon the achievement of certain production milestones. The Operators, multi-generational cultivators, will continue to manage the BC-based operations for a period of 5 years.

The BC Tweed greenhouses represent a meaningful share of the entire Canadian production landscape with up to 3 million square feet of greenhouse growing capacity. Since the formation of BC Tweed in October of 2017, already over 1.7 million square feet has been licensed for production to meet to oncoming recreational cannabis demand across the country.

“Our provincial distribution agreements, commitment to quality and value-add processing, and leading brand portfolio position Canopy Growth as the market share leader in Canada’s future recreational cannabis market,” said Bruce Linton, Chairman & CEO, Canopy Growth. “Consolidating BC Tweed fully under the Canopy ensures that the full value of our strategic position is realized by Canopy shareholders.”

Under the terms of the Agreement, subject to approval of the Toronto Stock Exchange and certain other conditions, the Company will issue $374 million worth of common shares in the capital of the Company based on the volume weighted average price per common share for the 20 trading day period ended May 11, 2018 (the “VWAP”). The Company will also pay $1 million in cash as a non-refundable deposit against the purchase price. In addition, the Company will issue $20 million worth of common shares in the capital of the Company at the same VWAP in connection with an option to acquire certain future infrastructure from the Operators, subject to certain conditions. The transaction is anticipated to close in early July, following the negotiation of definitive agreements.

All amounts are in Canadian dollars.
Here’s to Future (BC Bud) Growth.
Contact:
Jordan Sinclair Vice President, Communications & Media Jordan@canopygrowth.com 613-769-4196

Investor Relations:

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Organa Brands, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

Notice Regarding Forward Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth, BC Tweed or the Company’s subsidiaries or affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include the anticipated closing of the acquisition of the remaining 33% stake of BC Tweed, entering into definitive agreements with respect to the acquisition, the receipt of required regulatory and other approvals for the transaction, future operational and production capacity and the anticipated timeline for closing. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with the ability to negotiate definitive agreements and consummate the transaction; the ability to satisfy certain conditions precedent and obtain requisite regulatory approvals; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; diversion of management time on the transaction; and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.